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                                                     Filed by Remedy Corporation
                       Filed pursuant to Rules 165 and 425 promulgated under the
                Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 promulgated under the Securities Exchange Act of 1934, as amended

                                            Subject Company:  Remedy Corporation
                                                  Commission File No.: 000-25494


                           Forward Looking Statements

This filing includes certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 concerning Remedy's business, operations and financial condition. Such forward-looking statements are subject to various known and unknown risks and uncertainties and Remedy cautions you that any forward-looking information provided by or on behalf of Remedy is not a guarantee of future performance. Actual results could differ materially from those anticipated in such forward-looking statements due to a number of factors, including, but not limited to, general economic and market conditions, potential fluctuation in quarterly results, risks associated with selling to large enterprise customers, dependence on new products, rapid technological change and risk of product bugs. Investors and security holders are also directed to consider the other risks and uncertainties discussed in Remedy's Securities and Exchange Commission (the "SEC") filings. All such forward-looking statements are current only as of the date on which such statements were made. Remedy does not undertake any obligation to publicly update any forward-looking statements to reflect events or circumstances after the date on which any such statement is made or to reflect the occurrence of unanticipated events.

E-mail to Remedy Employees
Peregrine/Remedy Transaction
Sunday, June 10, 2001

Dear Remedy Team:

I have some very significant news to share with you about growing the impact of this company. Today our board of directors, including myself as Chairman, entered into a definitive agreement to be acquired by Peregrine Systems. The proposed agreement is a purchase of Remedy stock for a combination of Peregrine stock (.9065 shares per Remedy share) and cash ($9/sh). The acquisition won't be final until we obtain regulatory approvals, and other customary closing conditions are met. We expect that it could take anywhere from two to three months.

Let me share with you why we have made the decision to enter into this agreement. Fundamentally, I think we can offer the customers of Remedy and the customers of Peregrine more choice and value through this combination. We do a great job of serving the mid-size organization and offering extreme adaptability to enterprise customers who need agility in their business processes. Peregrine has focused and been more successful in the Enterprise segment with a best business practice approach. Both of our customer sets will be better served with this combination because of the availability of a broader range of products, new product integrations, and an innovative technology platform.

Peregrine recognizes that our AR System has been a valuable technology for authoring business processes. They want to build upon our Futurama work and combine the AR System with their innovations in XML integration and Web technology. The commitments to integrate Remedy and Peregrine solutions and to add Peregrine technologies to our AR System platform should give our customers confidence that their investments will be protected and their ability to create powerful business value chains enhanced.

I've spoken many times about our vision of becoming more of an enterprise supplier, creating broader value chains in our markets, improving our integration with other systems and reaching $1 billion in revenue. I view this combination as an accelerator and extender of that vision. I am committed to its success.

At 9:00 AM this morning, Steve Gardner, Peregrine's Chairman and CEO and I will speak to all of you to explain the acquisition and tell you a bit more about what to expect in the coming weeks. At 11:30 AM you will meet with your leaders to review what we know today. More will be known in the coming weeks.

We are establishing an internal web site at http://home.remedy.com/peregrine as a repository for all the information about the proposed transaction. We will add new information as it becomes available.

Larry


                   Where You Can Find Additional Information

Investors and security holders of both Peregrine Systems, Inc. and Remedy are urged to read the various filings that have been filed and will be filed with the SEC, including the proxy statement/registration statement that is required to be filed with respect to the transaction described above, as the filings will contain important information. Investors and security holders may obtain a free copy of the proxy statement/registration statement (when it is available) and other documents filed by Peregrine and Remedy with the SEC at the SEC's Web site at http://www.sec.gov. The proxy statement/registration statement and these
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other documents may also be obtained for free from Peregrine and Remedy.


In addition to the proxy statement/registration statement, Peregrine and Remedy file annual, quarterly and other reports, proxy statements and other information with the SEC. You may read and copy any reports statements or other information filed by Peregrine or Remedy at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC
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at 1-800-SEC-0330 for further information on the public reference rooms.
Peregrine's and Remedy's filings with the SEC are also available to the public from commercial document-retrieval services and at the Web Site maintained by the SEC at http://www.sec.gov.
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                          Participants in Solicitation

Peregrine, its directors, executive officers and certain other members of Peregrine's management and employees may be deemed to be participants in the solicitation of proxies from Remedy's stockholders with respect to the transactions contemplated by the merger agreement. Information regarding the participants is included in Peregrine's Proxy Statement for its 2000 Annual Meeting of Stockholders filed with the SEC on August 14, 2000. This document is available free of charge at the SECs Web site at http://www.sec.gov and from
                                                 ------------------
Peregrine.

Remedy, its directors, executive officers and certain other members of Remedy's management and employees may be deemed to be participants in the solicitation of proxies from Remedy's stockholders with respect to the transactions contemplated by the merger agreement. Information regarding the participants is included in Remedy's Proxy Statement for its 2001 Annual Meeting of Stockholders filed with the SEC on April 13, 2001. This document is available free of charge at the SEC's Web site at http://www.sec.gov and from Remedy.
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